U. S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                              FORM 4


1.	Name and Address of Reporting Person:
     		Elias Daher
		     110 Veterans Blvd., Suite 222
		     Metairie, Louisiana 70005

2.	Issuer Name and Ticker or Trading Symbol:  Cucos Inc. - CUCO

3.	IRS or Social Security Number of Reporting Person
   (Voluntary):
     		###-##-####

4.	Statement for Month/Year:
     		May, 2000

5.	If Amendment, Date of Original (Month/Year):
     		N/A

6.	Relationship of Reporting Person to Issuer (Check all
   applicable):
		     / X /  Director
		     /   /  10% owner
		     / X /  Officer (give title below)
		     /   /  Other (specify below)

     		Vice President of Operations


Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Inst. 3):
     		Option to purchase Common Stock.

2.	Conversion or Exercise Price of Derivative Security:
     		$0.81

3.	Transaction Date (Month/Day/Year):
     		May 16, 2000


4.	Transaction Code (Instr. 8):
     		Code: A
	     	V:  V

5.	Number of Derivaties Securities Acquired (A) or Disposed of
   (D) (Instr. 3, 4, and 5):
		     (A) 10,000
		     (D) -

6.	Date Exercisable and Expiration Date (Month/Day/Year):
     		Date Exercisable:	2,500 shares on May 16, 2001;
		     an additional 2,500 shares on May 16, 2002; an additional 2,500 shares on May 16, 2003; and an additional 2,500 shares on May 16, 2004.

     		Expiration Date:  May 16, 2010

7.	Title and Amount of Underlying Securities (Instr. 3 and 4):
      	Title:  Common Stock
		     Amount or Number of Shares:  10,000

8.	Price of Derivative Security (Instr. 5):
     		$ -

9.	Number of Derivative Securities Beneficially Owned at End of
   Month (Instr. 4):
	     	35,000

10.	Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 4):
     		D

11.	Nature of Indirect Beneficial Ownership (Instr. 4):
     		N/A

Explanation of Responses:



/s/ Elias Daher
(Signature of Reporting Person)
Date:  June 8, 2000